UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29880 / December 8, 2011

In the Matter of

THE SINGAPORE FUND, INC.

c/o Daiwa Securities Trust Company
One Evertrust Plaza, 9th Floor
Jersey City, NJ 07302-3051

(812-13944)

ORDER UNDER SECTION 17(b) OF THE INVESTMENT COMPANY ACT OF 1940 (THE "ACT") GRANTING AN EXEMPTION FROM SECTION 17(a) OF THE ACT

The Singapore Fund, Inc. (the "Fund") filed an application on August 22, 2011, and an amendment to the application on September 21, 2011, requesting an order under section 17(b) of the Act exempting applicant from section 17(a) of the Act. The order would permit in-kind repurchases of shares of the Fund held by certain affiliated persons of the Fund.

On September 22, 2011, a notice of the filing of the application was issued (Investment Company Act Release No. 29817). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing was ordered. On October 17, 2011, the Commission received a hearing request from Robert H. Daniels, a shareholder of the Fund (the "Hearing Request"). On December 6, 2011, the Commission received correspondence from Mr. Daniels withdrawing the Hearing Request. The Commission has not ordered a hearing on its own motion.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transaction is consistent with the policy of the registered investment company concerned and with the general purposes of the Act.

Accordingly, in the matter of The Singapore Fund, Inc. (File No. 812-13944),

IT IS ORDERED, under section 17(b) of the Act, that the requested exemption from section 17(a) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary